Exhibit 99.1

NIMOTUZUMAB DEMONSTRATES EFFICACY IN RANDOMIZED
HEAD & NECK CANCER STUDY WITHOUT THE TOXICITIES
ASSOCIATED WITH OTHER EGFR DRUGS
- Results from a randomized Phase IIb trial reported at 2009 ASCO Annual Meeting -

MISSISSAUGA, Canada - June 1, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported that results from a randomized trial of nimotuzumab (aka BIOMAb/TheraCIM/h-R3) in patients with inoperable, locoregionally advanced Stage III/IVa head and neck cancer conducted by Reddy BK et al (Kidwai Memorial Institute of Oncology, Bangalore, India), were presented in a poster at the 2009 ASCO Annual Meeting. The trial demonstrates that the efficacy of nimotuzumab compares favorably to results reported for cetuximab, an EGFR-targeting antibody marketed as Erbitux®, but that this efficacy was not accompanied by the severe toxicities reported in patients treated with cetuximab. The authors further conclude that this trial is the first randomized study in head and neck cancer to their knowledge that challenges the adopted tenet that the efficacy of EGFR inhibitors is linked to the toxicity of the class.

“These data are further evidence of the unsupported extrapolation to the class of the toxicity/benefit correlation in the marketed EGFR drugs. The trial data demonstrate that patients have the prospect of equivalent clinical benefit from nimotuzumab as from the rest of the class without the physical, emotional and financial costs that result from the numerous and severe toxicities of Erbitux® which are a consequence of the demonstrable inability of that drug to discriminate between healthy cells and tumor cells,” said David Allan, Chairman and CEO of YM BioSciences. “We expect that, as the numerous randomized trials currently ongoing worldwide with nimotuzumab report, the evidence for this claim will become increasingly robust.”

Reddy BK et al. conducted a randomized Phase IIb, four-arm, open-label study designed to assess the safety and efficacy of nimotuzumab in combination with radiation therapy (RT) or chemoradiation therapy (CRT) in patients with inoperable (Stage III or IVa) squamous cell carcinoma of the head and neck (SCCHN). Stage III-IV SCCHN patients are reported to account for 50-60% of head and neck cancer patients. A total of 92 patients were enrolled of which 76 were considered evaluable. The addition of nimotuzumab to both the radiation and chemoradiation regimens improved the overall response rate, survival rate at 30 months, median progression-free survival and median overall survival. A combined group analysis of the nimotuzumab arms vs. the non-nimotuzumab arms demonstrated a significant difference in overall survival (p=0.0018) favoring nimotuzumab. The addition of nimotuzumab did not add to the severe toxicities of either regimen, with no Grade 3-4 skin toxicities observed. The results of the study are presented in the table below.

Summary of Efficacy Parameters - Reddy BK et al study:
PARAMETER	GROUP A		GROUP B
	RT	RT+ nimotuzumab	CRT	CRT+ nimotuzumab
Overall Response Rate (ORR = CR + PR) (%)	37	76	70	100
Survival Rates at 30 Months (%)	21.70	39.10	21.70	69.50*
Median Progression Free Survival (Months)	6.90	20.71	21.30	NR
Median Overall Survival at 30 months (Months)	15.07	NR	25	NR
* Statistically significant; NR = Not reached at 30 months

The response rates observed by the authors compare favorably with previous studies of cetuximab in combination with RT alone or CRT.  Bonner JA et al (N. Engl J Med. 2006 Feb 9;354(6); 567-78) published on a randomized Phase III study with 424 patients  comparing radiotherapy alone to radiotherapy plus cetuximab in locally-advanced squamous cell carcinoma of the head and neck, reporting a 74% ORR in the cetuximab plus radiotherapy arm. “Notwithstanding limitations in inter-study comparisons, the comparative data are reassuring,” noted Dr. Leonardo Viana Nicacio, M.D., Director, Clinical Affairs for YM BioSciences.

Pfister DG et al (J Clin Oncol. 2006 Mar 1;24(7): 1072-8) presented the first study combining cetuximab with chemoradiotherapy. That 22 patient pilot Phase II study combined cetuximab with a chemoradiotherapy regimen (cisplatin 100mg/m2 d1, 22) in Stage III or IV, M0, squamous cell carcinoma patients. The population in that study was similar to the Reddy BK et al study although the chemotherapy dose intensity had slight differences in favor of the Pfister DG et al study (Table 2). The ORR in both studies were similar: 94% for cetuximab + CRT and 100% for nimotuzumab + CRT. Although the Pfister DG et al study had a longer follow-up, overall survival curves at 30 months are similar to the data in the Reddy BK et al study. The major difference between the studies is the benign toxicity profile reported with nimotuzumab. No deaths in the nimotuzumab trial were attributable to the treatment and no additional serious adverse events were noted.

Comparison of Efficacy Parameters - Reddy BK et al study vs. Pfister DG et al study
PARAMETER	Nimotuzumab + CRT	Cetuximab + CRT
Number of patients	20	22
Male (%)	87	91
Median KPS	80	90
Disease site (%)
Oral cavity	22	14
Oropharynx	43	59
Hypopharynx	22	5
Other	13	22
Stage (%)
III	13	14
IV	87	86

The Reddy BK et al study was a randomized study with two control arms. This design was employed to facilitate comparison with other studies despite potential differences in treatment between India and Western countries. Notwithstanding the limited size of the study the survival rate at 30 months for the CRT + nimotuzumab arm was statistically superior to CRT arm, and compares favorably with historical controls performed in Western countries (Brizel DM, Albers ME, Fisher SR, et al: Hyperfractionated irradiation with or without concurrent chemotherapy for locally advanced head and neck cancer. N Engl J Med 338:1798-1804, 1998); (Adelstein DJ, Li Y, Adams GL, et al: An intergroup Phase III comparison of standard radiation therapy and two schedules of concurrent chemoradiotherapy in patients with unresectable squamous cell head and neck cancer. J Clin Oncol 21:92-98, 2003); (Calais G, Alfonsi M, Bardet E, et al: Randomized trial of radiation therapy versus concomitant chemotherapy and radiation therapy for advanced stage oropharynx carcinoma. J Natl Cancer Inst 91:2081-2086, 1999).

“The data from the Reddy BK et al proof-of-concept study clinically support the mechanistic attributes of nimotuzumab recently made public for the first time (Tikhomirov et al, AACR Meeting Abstract (2008) 2008: A36), that account for nimotuzumab having the prospect for the widest therapeutic window in its class. Nimotuzumab’s unique density-selectivity causes it to target the higher density of EGFR found in tumor cells while avoiding the lower density of EGFR in the cells of skin, kidney and gut. In the clinical setting, where the tumor cells rely on the EGFR pathway to repair cytotoxic damage, nimotuzumab reproduces the efficacy of the other EGFR inhibitors in the presence of an astonishingly benign safety profile. The toxicity/benefit correlation remains generally true for the marketed drugs in this class, however our findings demonstrate that the extension of this correlation to the entire class is unsubstantiated,” added Dr. Nicacio.

The poster presented at the 2009 ASCO Annual Meeting is entitled: “A Phase IIb 4-arm open-label randomized study to assess the safety and efficacy of h-R3 monoclonal antibody against EGFR in combination with chemoradiation therapy or radiation therapy in patients with advanced (Stage III or IVa) inoperable head and neck cancer”, by Reddy BK  et al. (Citation: J Clin Oncol 27:15s, 2009; Abstract No: 6041; Session: Head and Neck Cancer; Type: General Poster Session; Time: Monday June 1, 8:00 AM to 12:00 PM; Location: Level 2, West Hall C). The trial was sponsored by Biocon Ltd., the licensee from CIMAB S.A. for nimotuzumab in India.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in more than 12 countries. In more than 3,500 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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